SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.20549

                                   FORM 6-K

                        Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                              24 April, 2008


                              LLOYDS TSB GROUP plc
                (Translation of registrant's name into English)


                              5th Floor
                              25 Gresham Street
                              London
                              EC2V 7HN
                              United Kingdom


                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                  Index to Exhibits

Item

No. * Regulatory News Service Announcement, 24 April, 2008 re: Annual Information Update






                             LLOYDS TSB GROUP plc

                      FSA ANNUAL INFORMATION UPDATE (AIU)



This AIU is required by and is being made pursuant to prospectus rule 5.2 and not for any other purpose and neither the Company, nor any other person, takes any responsibility for, or makes any representation, express or implied, as to the accuracy or completeness of, the information which it contains. This information is not necessarily up to date at the date of this AIU and the Company does not undertake any obligation to update the information in future. Furthermore, this information may have been prepared in accordance with the laws or regulations of a particular jurisdiction and may not comply with or meet the relevant standards of disclosure in any other jurisdiction. This AIU does not constitute an offer of any securities addressed to any person and should not be relied on by any person.



Section1



Regulatory Information Service/The London Stock Exchange


Brief description of information published and where details can be obtained        Date of publication




Notification of transactions relating to the shares of the issuer by directors,     11/04/2007
persons discharging managerial responsibility or connected persons

- Helen Weir


Notification of transactions relating to the shares of the issuer by directors,     19/04/2007
persons discharging managerial responsibility or connected persons

- Mr. Daniels, Mr. Fairey, Mr. Kane, Mr. Tate and Mr. Wiscarson


Announcement relating to the appointment of Mr. P.N. Green                          20/04/2007


Notification of transactions relating to the shares of the issuer by directors,     25/04/2007
persons discharging managerial responsibility or connected persons

- Mr. Daniels, Mr. Fairey, Mr. Kane, Mr. Tate, Mrs Sergeant and

 Mr. Wiscarson


Notification of voting rights and capital                                           30/04/2007


Notification of change in director's details                                        01/05/2007

- Sir Julian Horn-Smith ceased to be a director of The Sage Group plc.


Annual information update - Lloyds TSB Group                                        01/05/2007


Notification of transactions relating to the shares of the issuer by directors,     02/05/2007
persons discharging managerial responsibility or connected persons

- Mr. Daniels, Ms Dial, Mr. Fairey, Mr. Kane, Mr. Tate, Mrs Weir,

 Mrs Sergeant and Mr. Wiscarson


Notification of transactions relating to the shares of the issuer by directors,     04/05/2007
persons discharging managerial responsibility or connected persons

- Ms Dial, Mr. Tate, Mrs Weir, Mrs Sergeant and Mr. Wiscarson





Brief description of information published and where details can be obtained         Date of publication




AGM trading statement                                                                09/05/2007


AGM statement                                                                        10/05/2007


AGM voting results                                                                   10/05/2007


Notification of transactions relating to the shares of the issuer by directors,      10/05/2007
persons discharging managerial responsibility or connected persons

- Mrs Weir


Notification of transactions relating to the shares of the issuer by directors,      21/05/2007
persons discharging managerial responsibility or connected persons

- Mr Tate


Sale of Lloyds TSB Registrars to Advent International                                21/05/2007


Notification of transactions relating to the shares of the issuer by directors,      21/05/2007
persons discharging managerial responsibility or connected persons

- Mr Tate


Prospectus relating to  extendible short-term notes                                  23/05/2007


Notification of transactions relating to the shares of the issuer by directors,      24/05/2007
persons discharging managerial responsibility or connected persons

-Mr. Daniels, Mr. Fairey, Mr. Kane, Mr. Tate, Mrs Sergeant and

 Mr. Wiscarson


Notification of transactions relating to the shares of the issuer by directors,      25/05/2007
persons discharging managerial responsibility or connected persons

- Angela Risley


Notification of voting rights and capital                                            31/05/2007


Trading update                                                                       08/06/2007


Form 20-F statement                                                                  08/06/2007


Notification of transactions relating to the shares of the issuer by directors,      11/06/2007
persons discharging managerial responsibility or connected persons

- Mr. Fairey


Notification of transactions relating to the shares of the issuer by directors,      13/06/2007
persons discharging managerial responsibility or connected persons

- Mrs Weir


Notification of transactions relating to the shares of the issuer by directors,      15/06/2007
persons discharging managerial responsibility or connected persons

- Mr. Brown


Notification of transactions relating to the shares of the issuer by directors,      20/06/2007
persons discharging managerial responsibility or connected persons

- Mr. Kane


Notification of transactions relating to the shares of the issuer by directors,      21/06/2007
persons discharging managerial responsibility or connected persons

- Mr. Green


Notification of transactions relating to the shares of the issuer by directors,      22/06/2007
persons discharging managerial responsibility or connected persons

-Mr. Daniels, Mr. Fairey, Mr. Kane, Mr. Tate, Mrs Sergeant and

 Mr. Wiscarson


Notification of voting rights and capital                                            29/06/2007


Block Listing six monthly return                                                     02/07/2007


Notification of transactions relating to the shares of the issuer by directors,      24/07/2007
persons discharging managerial responsibility or connected persons

- Mr. Daniels, Mr. Fairey, Mr. Kane, Mr. Tate, Mrs Sergeant and

  Mr. Wiscarson


Lloyds TSB Group 2007 half-year results                                              31/07/2007


Disposal of the Abbey Life insurance unit                                            31/07/2007


Notification of voting rights and capital                                            31/07/2007


Notification of transactions relating to the shares of the issuer by directors,      10/08/2007
persons discharging managerial responsibility or connected persons

- Angela Risley


Notification of transactions relating to the shares of the issuer by directors,      22/08/2007
persons discharging managerial responsibility or connected persons

- Mr. Daniels, Mr. Fairey, Mr. Kane, Mr. Tate, Mrs Sergeant, Mrs Risley and

  Mr. Wiscarson.


Notification of voting rights and capital                                            31/08/2007


Announcement relating to the resignation of Gavin Gemmell from Lloyds TSB Group and  24/09/2007
Lloyds TSB Bank and Lord Leitch becoming chairman of Scottish Widows from 1st
October, 2007.




Notification of transactions relating to the shares of the issuer by directors,      25/09/2007
persons discharging managerial responsibility or connected persons

- Mr. Daniels, Mr. Fairey, Mr. Kane, Mr. Tate, Mrs Sergeant, Mrs Risley and

  Mr. Wiscarson.


Notification of transactions relating to the shares of the issuer by directors,      27/09/2007
persons discharging managerial responsibility or connected persons

- Dr. Berndt


Notification of voting rights and capital                                            28/09/2007


Sale of the Dutton-Forshaw Group                                                     03/10/2007


Notification of major interest in shares by Legal & General Group Plc                09/10/2007


Notification of transactions relating to the shares of the issuer by directors,      09/10/2007
persons discharging managerial responsibility or connected persons

- Mr. Tate, Mrs Weir, Mrs Dial, Mrs Sergeant, and Mr. Wiscarson.


Issue of debt - publication of final terms                                           09/10/2007


Notification of transactions relating to the shares of the issuer by directors,      15/10/2007
persons discharging managerial responsibility or connected persons

- Mr. Brown


Publication of Final Terms                                                           22/10/2007


Notification of transactions relating to the shares of the issuer by directors,      24/10/2007
persons discharging managerial responsibility or connected persons

- Mr. Daniels, Mr. Fairey, Mr. Kane, Mr. Tate, Mrs Sergeant, Mrs Risley and Mr.
Wiscarson.


Notification of transactions relating to the shares of the issuer by directors,      25/10/2007
persons discharging managerial responsibility or connected persons

- Mr. Brown


Notification of transactions relating to the shares of the issuer by directors,      30/10/2007
persons discharging managerial responsibility or connected persons

- Mr. Fairey and Mr. Kane


Notification of voting rights and capital                                            31/10/2007


Notification of transactions relating to the shares of the issuer by directors,      13/11/2007
persons discharging managerial responsibility or connected persons

- Mrs Weir


Publication of Final Terms                                                           15/11/2007


Notification of transactions relating to the shares of the issuer by directors,      22/11/2007
persons discharging managerial responsibility or connected persons

- Mr. Daniels, Mr. Fairey, Mr. Kane, Mr. Tate, Mrs Sergeant, Mrs Risley and

  Mr. Wiscarson


Notification of voting rights and capital                                            30/11/2007


2007 final trading update                                                            10/12/2007


Publication of Final Terms                                                           17/12/2007


Notification of transactions relating to the shares of the issuer by directors,      21/12/2007
persons discharging managerial responsibility or connected persons

- Mr. Daniels, Mr. Fairey, Mr. Kane, Mr. Tate, Mrs Sergeant, Mrs Risley and Mr.
Wiscarson


Notification of voting rights and capital                                            31/12/2007


Block Listing six monthly return                                                     02/01/2008


Publication of Final Terms                                                           16/01/2008


Notification of transactions relating to the shares of the issuer by directors,      23/01/2008
persons discharging managerial responsibility or connected persons

- Mr. Daniels, Mr. Fairey, Mr. Kane, Mr. Tate, Mrs Sergeant, Mrs Risley and

  Mr. Wiscarson


Notification of voting rights and capital                                            31/01/2008


Appointment of Sir David Manning as a director                                       01/02/2008


Notification of transactions relating to the shares of the issuer by directors,      21/02/2008
persons discharging managerial responsibility or connected persons

- Mr. Daniels, Mr. Fairey, Mr. Kane, Mr. Tate, Mrs Sergeant, Mrs Risley and

  Mr. Wiscarson


Lloyds TSB Group 2007 results                                                        22/02/2008


Board Changes relating to Ewan Brown, Jan du Plessis and Mike Fairey.                22/02/2008


Notification of voting rights and capital                                            29/02/2008


Notification of transactions relating to the shares of the issuer by directors,      04/03/2008
persons discharging managerial responsibility or connected persons

- Mr. Jan du Plessis


Notification of transactions relating to the shares of the issuer by directors,      07/03/2008
persons discharging managerial responsibility or connected persons

Mr Kane, Ms Risley, Mrs Sergeant and Mr. Wiscarson.


Notification of transactions relating to the shares of the issuer by directors,      26/03/2008
persons discharging managerial responsibility or connected persons

Mr Kane, Ms Risley, Mrs Sergeant and Mr. Wiscarson.


Board change relating to Terri Dial                                                  28/03/2008


Annual report and accounts 2007                                                      31/03/2008


Notification of voting rights and capital                                            31/03/2008


Notification of change in director's details                                         02/04/2008

- Mr. J.E Daniels appointed a director of BT Group plc.


Notification of transactions relating to the shares of the issuer by directors,      03/04/2008
persons discharging managerial responsibility or connected persons

- Mrs. H.A. Weir



Section 2



Registrar of Companies (ROC)


Form            Brief description of information published and where details can be        Date of publication
description     obtained




88(2)R          Return of allotment of shares - 288,532 ordinary shares of 25p             12/04/2007
88(2)R          Return of allotment of shares - 8,486 ordinary shares of 25p               12/04/2007
88(2)R          Return of allotment of shares - 10,724 ordinary shares of 25p              12/04/2007
88(2)R          Return of allotment of shares - 10,960 ordinary shares of 25p              16/04/2007
88(2)R          Return of allotment of shares - 6,229 ordinary shares of 25p               23/04/2007
88(2)R          Return of allotment of shares - 4,898 ordinary shares of 25p               23/04/2007
                Group accounts for the year ended 31 December 2006                         01/05/2007
288c            Change of particulars - Sir Julian Horn-Smith                              08/05/2007
88(2)R          Return of allotment of shares - 19,783 ordinary shares of 25p              09/05/2007
88(2)R          Return of allotment of shares - 80,882 ordinary shares of 25p              09/05/2007
88(2)R          Return of allotment of shares - 149,332 ordinary shares of 25p             15/05/2007
288b            Resignation - Dr. Julius                                                   16/05/2007
363a            Annual return                                                              17/05/2007
288a            Appointment - P.N. Green                                                   17/05/2007
88(2)R          Return of allotment of shares - 112,754 ordinary shares of 25p             18/05/2007
88(2)R          Return of allotment of shares - 2,627 ordinary shares of 25p               18/05/2007
                Special resolutions passed at annual general meeting                       22/05/2007
88(2)R          Return of allotment of shares - 32,000 ordinary shares of 25p              25/05/2007
88(2)R          Return of allotment of shares - 41,290 ordinary shares of 25p              11/06/2007
88(2)R          Return of allotment of shares - 75,785 ordinary shares of 25p              11/06/2007
88(2)R          Return of allotment of shares - 77,017 ordinary shares of 25p              20/06/2007
                Memorandum and articles of association                                     05/07/2007
88(2)R          Return of allotment of shares - 3,159 ordinary shares of 25p               11/07/2007
88(2)R          Return of allotment of shares - 330,792 ordinary shares of 25p             11/07/2007
88(2)R          Return of allotment of shares - 2,824,893 ordinary shares of 25p           12/07/2007
88(2)R          Return of allotment of shares - 312,639 ordinary shares of 25p             12/07/2007
88(2)R          Return of allotment of shares - 357,614 ordinary shares of 25p             12/07/2007
88(2)R          Return of allotment of shares - 97,218 ordinary shares of 25p              27/07/2007
88(2)R          Return of allotment of shares - 68,607 ordinary shares of 25p              30/07/2007
88(2)R          Return of allotment of shares - 61,221 ordinary shares of 25p              17/08/2007
88(2)R          Return of allotment of shares - 133,778 ordinary shares of 25p             17/08/2007
88(2)R          Return of allotment of shares - 26,997 ordinary shares of 25p              17/08/2007
88(2)R          Return of allotment of shares - 118,101 ordinary shares of 25p             17/08/2007
88(2)R          Return of allotment of shares - 35,642 ordinary shares of 25p              08/09/2007
88(2)R          Return of allotment of shares - 30,911 ordinary shares of 25p              09/09/2007
288c            Change of particulars - M.E. Fairey                                        05/10/2007
288b            Resignation - G.J.N. Gemmell                                               08/10/2007
88(2)R          Return of allotment of shares - 30,676  ordinary shares of 25p             05/11/2007
88(2)R          Return of allotment of shares - 27,857 ordinary shares of 25p              05/11/2007
88(2)R          Return of allotment of shares - 51,621 ordinary shares of 25p              05/11/2007
88(2)R          Return of allotment of shares - 14,805 ordinary shares of 25p              05/11/2007
88(2)R          Return of allotment of shares - 49,594 ordinary shares of 25p              05/11/2007
88(2)R          Return of allotment of shares - 70,552 ordinary shares of 25p              05/11/2007
88(2)R          Return of allotment of shares - 93,813 ordinary shares of 25p              05/11/2007
88(2)R          Return of allotment of shares - 22,472 ordinary shares of 25p              05/11/2007
288c            Change of particulars - Sir Julian Horn-Smith                              06/11/2007
88(2)R          Return of allotment of shares - 2,190,969 ordinary shares of 25p           17/01/2008
88(2)R          Return of allotment of shares - 361,769 ordinary shares of 25p             17/01/2008
88(2)R          Return of allotment of shares - 196,857 ordinary shares of 25p             17/01/2008
88(2)R          Return of allotment of shares - 118,668 ordinary shares of 25p             17/01/2008
88(2)R          Return of allotment of shares - 67,719 ordinary shares of 25p              17/01/2008
88(2)R          Return of allotment of shares - 75,191 ordinary shares of 25p              17/01/2008
88(2)R          Return of allotment of shares - 144,896 ordinary shares of 25p             17/01/2008
88(2)R          Return of allotment of shares - 58,934 ordinary shares of 25p              17/01/2008
88(2)R          Return of allotment of shares - 60,220 ordinary shares of 25p              17/01/2008
88(2)R          Return of allotment of shares - 188,039 ordinary shares of 25p             17/01/2008
88(2)R          Return of allotment of shares - 19,563 ordinary shares of 25p              22/01/2008
288c            Change in particulars - Mr. Ewan Brown                                     23/01/2008
88(2)R          Return of allotment of shares - 31,713 ordinary shares of 25p              25/01/2008
88(2)R          Return of allotment of shares -  84,327 ordinary shares of 25p             12/02/2008
88(2)R          Return of allotment of shares - 72,196 ordinary shares of 25p              12/02/2007
88(2)R          Return of allotment of shares - 32,825 ordinary shares of 25p              19/02/2007
288c            Change in particulars - Sir Julian Horn-Smith                              26/02/2008
                Interim accounts made up to 31 December 2007                               29/02/2007
88(2)R          Return of allotment of shares - 72,385 ordinary shares of 25p              04/03/2008
88(2)R          Return of allotment of shares - 29,716 ordinary shares of 25p              04/03/2008
288c            Change in particulars - Mr. Ewan Brown                                     05/03/2008
88(2)R          Return of allotment of shares  - 112,998 ordinary shares of 25p            26/03/2008
88(2)R          Return of allotment of shares - 1,364,263 ordinary shares of 25p           26/03/2008
88(2)R          Return of allotment of shares  - 12,258 ordinary shares of 25p             26/03/2008




Section 3



Securities & Exchange Commission (SEC) and New York Stock Exchange


Form description     Brief description of information published                           Date of publication



                     These are the notifications to the SEC and the New York Stock
                     Exchange of the items listed against the same dates in section 1 of this update (unless otherwise stated)


        6-K          Report of foreign issuer                                             11/04/2007


        6-K          Report of foreign issuer                                             19/04/2007


        6-K          Report of foreign issuer                                             20/04/2007


        6-K          Report of foreign issuer                                             25/04/2007


        6-K          Report of foreign issuer                                             30/04/2007


        6-K          Report of foreign issuer                                             01/05/2007


        6-K          Report of foreign issuer                                             01/05/2007


        6-K          Report of foreign issuer                                             02/05/2007


        6-K          Report of foreign issuer                                             04/05/2007


        6-K          Report of foreign issuer                                             09/05/2007


        6-K          Report of foreign issuer                                             10/05/2007


        6-K          Report of foreign issuer                                             10/05/2007


        6-K          Report of foreign issuer                                             10/05/2007


        6-K          Report of foreign issuer                                             21/05/2007


        6-K          Report of foreign issuer                                             21/05/2007


        6-K          Report of foreign issuer                                             23/05/2007


        6-K          Report of foreign issuer                                             24/05/2007


        6-K          Report of foreign issuer                                             25/05/2007


                     SEC generated letter                                                 30/05/2007


        6-K          Report of foreign issuer                                             31/05/2007


        20-F         Annual and transition report of foreign private issuer               08/06/2007


        6-K          Report of foreign issuer  X 2                                        08/06/2007


        6-K          Report of foreign issuer                                             11/06/2007


                     Correspondence                                                       12/06/2007


        6-K          Report of foreign issuer                                             13/06/2007


       F-3ASR        Automatic shelf registration statement of securities of well-known   15/06/2007
                     seasoned issuers


        F-6          Registration of American Depositary Receipt shares, not immediately  15/06/2007 effective


        6-K          Report of foreign issuer                                             15/06/2007


        6-K          Report of foreign issuer                                             20/06/2007


        6-K          Report of foreign issuer                                             21/06/2007


        6-K          Report of foreign issuer                                             22/06/2007


        6-K          Report of foreign issuer                                             29/06/2007


                     Notice of effectiveness                                              29/06/2007


        6-K          Report of foreign issuer                                             02/07/2007


        6-K          Report of foreign issuer                                             24/07/2007


        6-K          Report of foreign issuer X 3                                         31/07/2007


        6-K          Report of foreign issuer                                             10/08/2007


        6-K          Report of foreign issuer                                             22/08/2007


        6-K          Report of foreign issuer                                             31/08/2007


        6-K          Report of foreign issuer                                             24/09/2007


        6-K          Report of foreign issuer                                             25/09/2007


                     SEC generated letter                                                 27/09/2007


        6-K          Report of foreign issuer                                             27/09/2007


                     Correspondence                                                       28/09/2007


        6-K          Report of foreign issuer                                             28/09/2007


        6-K          Report of foreign issuer                                             03/10/2007


        6-K          Report of foreign issuer X 2                                         09/10/2007


        6-K          Report of foreign issuer                                             09/10/2007


                     Correspondence                                                       10/10/2007


        6-K          Report of foreign issuer                                             15/10/2007


        6-K          Report of foreign issuer                                             22/10/2007


        6-K          Report of foreign issuer                                             24/10/2007


        6-K          Report of foreign issuer                                             25/10/2007


        6-K          Report of foreign issuer                                             30/10/2007


        6-K          Report of foreign issuer                                             31/10/2007


        6-K          Report of foreign issuer                                             13/11/2007


        6-K          Report of foreign issuer                                             23/11/2007


        6-K          Report of foreign issuer                                             30/11/2007


        6-K          Report of foreign issuer                                             10/12/2007


        6-K          Report of foreign issuer                                             17/12/2007


        6-K          Report of foreign issuer                                             21/12/2007


        6-K          Report of foreign issuer                                             31/12/2007


        6-K          Report of foreign issuer                                             02/01/2008


        6-K          Report of foreign issuer                                             16/01/2008


        6-K          Report of foreign issuer                                             23/01/2008


        6-K          Report of foreign issuer                                             31/01/2008


                     SEC generated letter                                                 01/02/2008


        6-K          Report of foreign issuer                                             01/02/2008


        6-K          Report of foreign issuer                                             21/02/2008


        6-K          Report of foreign issuer                                             22/02/2008


        6-K          Report of foreign issuer                                             22/02/2008


        6-K          Report of foreign issuer                                             25/02/2008


        6-K          Report of foreign issuer                                             29/02/2008


        6-K          Report of foreign issuer                                             04/03/2008


        6-K          Report of foreign issuer                                             07/03/2008


        6-K          Report of foreign issuer                                             26/03/2008


        6-K          Report of foreign issuer                                             27/03/2008


        6-K          Report of foreign issuer                                             28/03/2008


        6-K          Report of foreign issuer                                             31/03/2008


        6-K          Report of foreign issuer                                             31/03/2008


        6-K          Report of foreign issuer                                             02/04/2008


        6-K          Report of foreign issuer                                             03/04/2008




 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              LLOYDS TSB GROUP plc
                                  (Registrant)



                                    By:       M D Oliver

                                    Name:     M D Oliver

                                    Title:    Director of Investor Relations



Date:     24 April, 2008